UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-55924

CUSIP NUMBER
NOTIFICATION OF LATE FILING	87185L206

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sysorex, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

13880 Dulles Corner Lane, Suite 120
Address of Principal Executive Office (Street and Number)

Herndon, VA 20171
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Sysorex, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the yar ended December 31, 2021 (the “Form 10-K”) by March 31, 2022, the original due date for such filing, without unreasonable effort or expense because it requires additional time to complete its financial statements and other information for inclusion in the Form 10-K. The Company completed a complex reverse triangular merger on April 14, 2021. As part of that transaction, the Company changed its audit firm. Additionally, the Company is pursuing a sale of certain assets which results in changes in classification of material assets, liabilities, income and expenses in the consolidated financial statements, which has required the Company and its auditor additional time to ensure the accounting and financial reporting is appropriate. The Company expects that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Laura Anthony, Esq.	561	514-0936
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? As noted in Part III Narrative, the financial information and reporting will include the effect of the reverse triangular merger, as well as certain financial statement classification changes as a result of the Company’s pursuing a sale of certain assets. However, the Registrant is not able to quantify the anticipated changes in its results of operations at this time because its audited financial statements for the fiscal year ended December 31, 2021, have not been completed as of the date of this filing, and remain subject to final review by the Registrant’s auditors.

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYSOREX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2022	By:	/s/ Wayne Wasserberg
		Name:	Wayne Wasserberg
		Title:	Chief Executive Officer